IM Cannabis Provides Update on Adjupharm Business Developments in Germany

IMC Subsidiary, Adjupharm, Signs New Supply Agreement to Expand Product Portfolio

Agreement with Northern Green Canada Strengthens Adjupharm's Position as Leading EU GMP-Certified Medical Cannabis Distributor in Europe

Toronto, Canada; Bad Oldesloe, Germany; and Glil Yam, Israel - April 12, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Canada, Israel and Germany, today provided a corporate update on its operations in Germany, including the expansion of its product portfolio following the signing of a new supply agreement.

IMC's German-based subsidiary and EU GMP-certified medical cannabis distributor, Adjupharm GmbH ("Adjupharm"), serves as the Company's distribution hub for EU expansion. It has binding sales agreements with distributions partners, reaching over 6,000 pharmacies. Adjupharm recently signed a supply agreement with Northern Green Canada ("NGC") to provide Adjupharm with EU GMP-certified medical cannabis.

"As a patient-first company and trusted partner of the global medical community, IMC is laser-focused on partnering with the best-in-class producers of the highest-quality medical cannabis strains to satisfy the requirements of our German patients," said Oren Shuster, CEO of IMC. "As a leading global operator, IMC sets the standard for providing exceptional cannabis products. The deep knowledge of the medical cannabis industry that we've gained over the past 10 years allows us to adhere to the highest standards."

Headquartered in Ontario, Canada, NGC is the first privately owned Canadian-licensed cannabis producer to achieve EU GMP certification and currently operates a 2,500 square-meter indoor growing and processing facility.

"Our strategic agreement with NGC supports Adjupharm's momentum and mission," added Richard Balla, CEO of Adjupharm. "Our first priority has always been to address the growing demand from both patients and physicians for the best medical cannabis available. As Adjupharm strives to meet these increasing demands, the supply agreement with NGC allows us to strengthen our distribution network and grow our product portfolio, positioning us to remain ahead of the curve."

IMC also announced today that the Company and Zur Rose Pharma GmbH have reached a settlement to terminate the purchase agreement announced on July 15, 2020, effective on March 30, 2021.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with the highest standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31st, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, once completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About Northern Green Canada Inc.

NGC is a federally licensed, EU GMP-certified producer of medical cannabis, focused on providing cannabis medications for a better quality of life. NGC is a research and development driven company committed to the health and well-being of patients. Their experienced team of experts operates in an EU GMP-certified, 2500 m2  (27000 square foot) indoor growing and processing facility with a 4275 m2 (46000 square foot) expansion capability. The company is expanding their extraction capacity to produce oils and working with respected partners on treatment-based cannabis medications. Find more information on their website www.northerngreencanada.com

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the supply agreements providing Adjupharm with EU GMP-certified medical cannabis, the Company entering into future supply agreements, the Company being able to increase its product portfolio, completion of the acquisition of MYM and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of IMC to complete the acquisition of MYM pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction") on the terms contemplated by the definitive agreement entered into on April 1, 2021 and including the receipt, in a timely manner, of all the regulatory, court, securityholder, stock exchange and other third-party approvals necessary to consummate the Transaction; the Company's inability to capture the benefits associated with its acquisition of Trichome Financial Inc.; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

For more information:

Oren Shuster

CEO, IM Cannabis

+972-77-3603504

info@imcannabis.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Caitlin Kasunich

Media Relations

+1 212-896-1241

ckasunich@kcsa.com

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com